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                             March 14, 2023

       Simon Johnson
       Chief Executive Officer
       Seadrill Limited
       Park Place, 55 Par-la-Vile Road
       Hamilton, HM 11
       Bermuda

                                                        Re: Seadrill Limited
                                                            Registration
Statement on Form F-4
                                                            Filed February 27,
2023
                                                            File No. 333-270071

       Dear Simon Johnson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 Filed February 27, 2023

       Certain Material Tax Considerations, page 84

   1. We note your disclosure that it is intended that, for United States federal income tax purposes, the Merger
will qualify as a    reorganization    within the meaning of Section
                                                        368(a) of the Code.
Please file an opinion as to the material tax consequences of the
                                                        Merger, or provide us
with your analysis as to why the tax consequences are not material to an investor and
therefore no tax opinion is required to be filed. See Item 601(b)(8) of
                                                        Regulation S-K. For
guidance, refer to Section III of Staff Legal Bulletin No. 19.
 Simon Johnson
Seadrill Limited
March 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameSimon Johnson
                                                           Division of
Corporation Finance
Comapany NameSeadrill Limited
                                                           Office of Energy &
Transportation
March 14, 2023 Page 2
cc:       Clinton W. Rancher, Esq.
FirstName LastName